Exhibit 99.14

Imperial Tobacco Group PLC – Close Period Share Repurchase Programme

Imperial Tobacco announces today that it has instructed Hoare Govett’s affiliate, ABN AMRO Bank N.V., London Branch, to commence a non-discretionary programme to repurchase its own ordinary shares during its close period which commences on 1 April 2005 and ends on 26 April 2005 with the publication of Imperial Tobacco’s interim results.  The repurchased shares will all be held as treasury shares.

Any share repurchases will be effected within certain pre-set parameters and in accordance with both Imperial Tobacco’s general authority to repurchase ordinary shares and Chapter 15 of the Listing Rules, which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of Imperial Tobacco’s ordinary shares for the five dealing days preceding the date of the purchase.  Imperial Tobacco confirms that as at 31 March 2005 it has no unpublished price sensitive information.

Contacts:

Nicola Tate	Imperial Tobacco Group PLC	0117 933 7082
John Nelson-Smith	Imperial Tobacco Group PLC	0117 933 7032
Jeremy Thompson	ABN AMRO	020 7678 8000

Copies of our announcements are available on our website:  www.imperial-tobacco.com